Exhibit 99.1

Public & Investor Relations, Corporate & Marketing Communications

FOR:	OPTIBASE, LTD.

OPTIBASE CONTACT:	Yael Paz +972 99709 255 yaelp@optibase.com

KCSA CONTACTS:	Jeff Corbin (212) 896-1214 jcorbin@kcsa.com	Lee Roth (212) 896-1209 lroth@kcsa.com

LAWSUIT FILED AGAINST OPTIBASE

HERZLIYA, Israel, September 16, 2005 – Optibase Ltd. (NASDAQ: OBAS) today announced that on September 13, 2005 the Company received notification of a lawsuit filed by Vsoft Ltd. (“Vsoft”), a company that is undergoing liquidation proceedings. Vsoft argues that Optibase failed to act in good faith during 2002 negotiations regarding a potential purchase of controlling interest in Vsoft, which led to Vsoft’s entering into liquidation proceedings. Vsoft has demanded damages in the amount of $2,129,000 as well as the reimbursement of expenses, legal fees and applicable VAT. Optibase’s management believes that the lawsuit for damages is without merit.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com. This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.